Filed by Data Domain, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517

Confidential 1 Overview of Collar Mechanics: Value of Consideration Consideration of $11.45 in cash and approximately $13.55 in stock with fixed value collar between NetApp Closing Averages of $16.26 and $19.88; value of stock component floats outside this range Approximate Value of Consideration Illustrative NetApp Closing Average Price NetApp price of $19.88 Data Domain consideration of approximately $25.00 inside collar NetApp price of $16.26 Note: As described in the definitive merger agreement filed with the SEC, NetApp has the option in certain scenarios, and subject to certain constraints, to substitute cash consideration for stock consideration, without changing the overall value of the consideration that would otherwise be due to Data Domain stockholders. NetApp stock price used to determine the exchange ratio is defined in the definitive merger agreement as "the average of the closing sales prices for [NetApp] Common Stock, rounded to the nearest one-hundredth of a cent, on the Nasdaq for the ten (10) most recent consecutive trading days ending on the third (3rd) trading day immediately prior to the date on which the Effective Time occurs."

Forward-Looking Statements This document contains forward-looking statements, which involve a number of risks and uncertainties. NetApp, Inc. ("NetApp") and Data Domain, Inc. ("Data Domain") caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp's acquisition of Data Domain, including future financial and operating results, NetApp's plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain's stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in NetApp's and Data Domain's filings with the SEC, which are available at the SEC's web site http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise. Additional Information and Where to Find It NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp's website at www.netapp.com and on Data Domain's website at www.datadomain.com. Participants in the Acquisition of Data Domain NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp's executive officers and directors is included in NetApp's definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain's executive officers and directors is included in Data Domain's Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.